                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                               (Name of Issuer)

                          Common Stock $.01 par value
                        (Title of Class of Securities)

                                   413086109
                                (CUSIP Number)

                                 Sidney Harman
               c/o Harman International Industries, Incorporated
                  1101 Pennsylvania Avenue, N.W.; Suite 1010
                            Washington, D.C.  20004
                                (202) 393-1101
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)
                                  May 4, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

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                                 SCHEDULE 13D


CUSIP No.   413086109                           Page 2 of 5 pages


      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Sidney Harman
            SS# ###-##-####
_________________________________________________________________
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
            Not Applicable          (b)  [ ]
__________________________________________________________________
      3     SEC USE ONLY
__________________________________________________________________
      4     SOURCE OF FUNDS*
            PF
__________________________________________________________________
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
___________________________________________________________________
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
___________________________________________________________________
      NUMBER OF         7     SOLE VOTING POWER
      SHARES                  2,843,600
      BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY                0
      EACH              9     SOLE DISPOSITIVE POWER
      REPORTING               2,435,090
      PERSON WITH       10    SHARED DISPOSITIVE POWER
                              408,510
___________________________________________________________________
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON            2,846,600
___________________________________________________________________
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*               [ ]
___________________________________________________________________
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.32%
___________________________________________________________________
      14    TYPE OF REPORTING PERSON*
            IN
___________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.   413086109                           Page 3 of 5 pages

ITEM 3      Source and Amount of Funds or Other Consideration

      Payment will be made by Reporting Person using personal funds.

ITEM 4      Purpose of Transaction

      The purchases reported in this statement were made as investments to maintain Reporting Person's percentage of beneficial ownership following the distribution of principal from an irrevocable trust, to various family members, for which Reporting Person had sole voting and dispositive power. There can be no assurance that the Reporting Person will actually purchase any additional shares of Common Stock or dispose of any such shares of Common Stock (pursuant to stock option grants or otherwise) or the timing of any such purchases or dispositions.

      Except as stated above, the Reporting Person as an individual, and not representing the Issuer as its Chairman and Chief Executive Officer, currently has no plans or proposals which relate to or would result in any of the actions listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5      Interest in Securities of the Issuer

      (a)   Aggregate Amount Beneficially
            Owned by Reporting Person:          2,846,600

            Percent of Class:                   18.32%

      (b) The aggregate of shares beneficially owned by Reporting Person as reported in Item 5(a) includes 112,340 shares of Common Stock held directly by Reporting Person; 383,500 shares of Common Stock subject to stock options exercisable as of May 4, 1995 or within 60 days thereof; 1,939,250 shares held in a trust with respect to which Reporting Person has sole dispositive and sole voting power; 3,000 shares held by family members with respect to which Reporting Person has no voting power or dispositive power and disclaims beneficial ownership; and 408,510 shares held in two irrevocable trusts for various family members with respect to which Reporting Person has sole voting power but shared dispositive power with his spouse, Jane Harman, whose business address is the United States House of Representatives, Washington, D.C. 20510. Ms. Harman has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Harman was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Harman is a United States citizen.

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                                 SCHEDULE 13D

CUSIP No.   413086109                           Page 4 of 5 pages


      (c) The following identifies all transactions in the common shares of Harman International Industries, Incorporated during the past 60 days by the Reporting Person:

                                                                Location and
Date of Purchase  No. of Shares Purchased Price per Share   Nature of Transaction
- - ----------------  ----------------------- ---------------   ---------------------

May 4, 1995       112,340                 $35.60            Privately negotiated
                                                            transactions - California



      (d)   None.

      (e)   Not applicable.




































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                                 SCHEDULE 13D

CUSIP No.   413086109                           Page 5 of 5 pages


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      May 5, 1995                         /s/ Sidney Harman
      -----------                         -----------------
         Date                               Sidney Harman